U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI 53202

July 21, 2021

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    MANAGER DIRECTED PORTFOLIOS (the “Trust”)
    Securities Act Registration No: 333-133691
    Investment Company Act Registration No: 811-21897

Dear Sir or Madam:

Pursuant to Rule 485(a)(2) of the Securities Act of 1933, as amended, (the “1933 Act”), the Investment Company Act of 1940, as amended (the “1940 Act”), and the regulations thereunder, transmitted herewith on behalf of the Trust to add a new series, the Sphere 500 Fossil Free Fund, is Post-Effective Amendment No. 111 under the 1933 Act, and Amendment No. 114 under the 1940 Act, to the Trust’s Registration Statement on Form N-1A (the “Amendment”).

The Trust anticipates that this filing shall become effective on October 4, 2021 pursuant to Rule 485(a)(2) of the 1933 Act. At or before that time, the Trust will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this Amendment. The purpose of that filing will be to incorporate any comments made by the Staff on this Amendment and to update any missing non-material information and/or file updated exhibits to the Registration Statement.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at alyssa.bernard@usbank.com or 920-360-7173.

Very truly yours,

/s/ Alyssa M. Bernard

Alyssa M. Bernard,
Vice President and Secretary, Manager Directed Portfolios
For U.S. Bancorp Fund Services, LLC

Enclosures